Michael A. Feinstein, M.D.
Chairman and Chief Executive Officer
Nocopi Technologies, Inc.
9C Portland Road
West Conshohocken, PA 19428
July 7, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549
Attn: Ms. Linda Cvrkel

Re:	Nocopi Technologies, Inc. Form 10-KSB for the year ended December 31, 2007 Form 10-Q for the quarter ended March 31, 2008 File No. 0-20333
Dear Ms. Cvrkel:
On behalf of Nocopi Technologies, Inc. (the “Company”), this letter responds to your comment letter dated June 23, 2008 concerning the above-referenced filings. For your convenience, we first restate your comment in italics and then provide the Company’s response.
Form 10-KSB for the fiscal year ended December 31, 2007
Statements of Operations, page F-4
1.	Reference is made to the line item “Reversal of accounts payable and accrued expenses” in the amount of $175,900 included under “Other income (expense)” on the face of your statements of operations. We note that you disclose in Note 6 to the consolidated financial statements that the $175,600 is related to the reversal of certain accounts payable and accrued consulting fees that the Company, with legal counsel, has determined to be no longer statutorily payable. Please tell us in greater detail the nature, facts and circumstances surrounding the accounts payable and accrued expense balances that were included as part of the reversal. Your response to us should include, but not be limited to, a detailed listing of the amounts included in the reversal; when each amount was originally recorded by management; how management determined or calculated each of the liabilities at the time they were originally recorded; and the triggering event and reason(s) for which you believe it was appropriate to reverse the accounts payable balance and accrued expense amounts during fiscal 2007, the majority of which was reversed during the quarter ended September 30, 2007. We may have further comment upon receipt of your response.

The Company had a consulting agreement with an individual that expired December 2002. The Company ceased installment payments on the contract due to a breach by the individual during 2000, but accrued the contractual amount through the end of the agreement, in anticipation of a resolution. The Company accrued a total of $166,250 based on the terms of this agreement; $41,250, $62,500 and $62,500 in 2000, 2001 and 2002 respectively. Upon consulting with legal counsel, the Company was notified on September 25, 2007 that the statue of limitations had run as of January 2007 on the ability of the individual to bring a claim against the Company. Accordingly, the Company reversed the related accrual in the third quarter of 2007.
The remaining $9,625 reversal of accounts payable and accrued expenses was a result of the reversal of a consulting fee expense incurred in 2001. Again, the Company consulted with legal counsel, which notified the Company in the fourth quarter of 2007 that the statue of limitations had run on the ability to bring a claim against the Company. The Company reversed this accrual in the same reporting quarter.
Statements of Stockholder’s Equity, page F-5
2.	Please revise your statements of stockholders’ equity in the future to include a total column.
The Company will comply with this comment in future filings.
Note 10. Major Customer and Geographic Information, page F-14
3.	We note that you disclose the Company’s three largest non-affiliated customers accounted for approximately 86% and 65% of revenues, and 100% and 75% of net accounts receivable at December 31, 2007 and 2006, respectively. Please revise your disclosure in future filings to separately disclose the amount or percentage of revenue derived from any single customer representing 10% or more of total revenues. Please also provide disclosures for any single customers with accounts receivable balances representing 10% or more of total accounts receivable. Refer to paragraph 39 of SFAS No. 131.
The Company will comply with this comment in future filings.
Form 10-Q for the quarter ended March 31, 2008
4.	We note from your disclosure that since becoming Chief Executive Officer in February 2000, Dr. Feinstein has not received cash or non-cash compensation for his services as an officer of the Company. Please note that historical financial statements should reflect reasonable compensation levels even if the services were contributed by the officer. In cases where no charges were made or are unreasonably low, and if material to an understanding of operating results, historical statements should be revised to reflect the value of the services rendered as a capital contribution. In this regard, please tell us why you believe your accounting treatment, or lack thereof, is appropriate and provide us the guidance you relied upon which support your conclusions. Alternatively, you may revise your financial statements to reflect reasonable compensation levels for the services contributed. We may have further comment upon receipt of your response.
During Dr. Feinstein’s tenure as the Chief Executive Officer of the Company, there have been a limited number of transactions that required his involvement. Most of Dr. Feinstein’s contributions to the Company have been in the capacity of Chairman of the Board, for which he was compensated via the granting of stock options. In addition, since Dr. Feinstein works full time as a physician at his medical practice, his hours working as CEO of the Company have been limited to less than 5 hours per week. As such, the absence of reporting the value of his services rendered as CEO is not considered material to the understanding of the operating results of the Company. As a result of increased corporate operations in 2008 and significantly increased working hours, Dr. Feinstein negotiated and signed an employment agreement with the Company, commencing June 1, 2008.
          If you have any questions or comments regarding the foregoing, or have any additional questions or comments, please contact me at 610.834.9600.

Best regards,
/s/ Michael A. Feinstein, M.D.
Michael A. Feinstein, M.D.

cc:	Rudolph A. Lutterschmidt, Chief Financial Officer Effie Simpson Jean Yu